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                           ACCELERATED BENEFITS RIDER

This rider is part of the certificate if it is shown in the Schedule of Forms and Premiums. The rider is subject to all of the provisions of the certificate which are not inconsistent with the provisions of this rider. The date of issue of this rider is the date of issue of the certificate unless a later date of issue is shown for this rider on the certificate data page.


THE BENEFIT. The Society will pay an accelerated benefit upon receipt of proof that the Insured is terminally ill, subject to the provisions of this rider. The maximum accelerated benefit which the Insured may receive is the lesser of the amount shown on the certificate data page or:

  1) 75% of the death benefit, but excluding any term insurance or other benefits provided by rider; minus
  2) any outstanding certificate loans, unpaid loan interest and previously paid accelerated benefit.

A maximum of $250,000 will be paid under all accelerated benefit riders issued by the Society covering any one person. No accelerated benefit will be paid unless the total amount of benefits calculated under all riders issued by the Society is at least $5,000.

The accelerated benefit proceeds will be paid in a lump sum. Payment other than as a lump sum may be made at the request of the Insured, subject to the approval of the Society.

DEFINITION OF TERMINAL ILLNESS. A terminal illness is an illness which:
  1) was diagnosed while the Insured was covered under this certificate of insurance; and
  2) can be expected to result in the Insured's death within 12 months of the application for the accelerated benefit.

PROOF OF TERMINAL ILLNESS. Before payment of any accelerated benefit, satisfactory proof of Terminal Illness must be received by the Society at its Home Office. Such proof must include the certification of a licensed physician, who is not the Insured or a member of the Insured's family. The Society reserves the right to obtain a second medical opinion at its expense.

INTEREST. The amount of the Accelerated Benefit will bear interest at the same rate of interest specified in the Certificate for Certificate Loans. If a loan provision is not included in the Certificate, interest will accrue daily at the annual interest rate of 8%. On the Certificate Anniversary, the accrued interest will be added to the accelerated benefit and bear interest at the rate then in effect. Additional interest will not accrue if the accelerated benefit plus accrued interest equals the sum insured.

EFFECT ON CERTIFICATE. The accelerated death benefit will first be used to repay any outstanding certificate loans and any unpaid loan interest. The accelerated benefit plus accrued interest will be treated as a lien against certificate values. Access to certificate values through certificate loans, partial withdrawal of surrender value, if any, and surrenders, will be limited to the amount of the applicable value in excess of the accelerated benefit and accrued interest on the accelerated benefit. Death benefits, as defined in the certificate, will be reduced by the amount of the accelerated benefit plus accrued interest. Any benefits payable under other riders attached to the certificate will not be affected by any benefit paid under this rider.

GENERAL CONDITIONS. Payment of any accelerated benefit is subject to the following conditions:
  1) The certificate must be in force other than as extended term or paid-up term insurance.
  2) The certificate must not be assigned except to the Society as security for a loan.
  3) This rider provides for the accelerated payment of a death benefit. This is not meant to cause the Insured to involuntarily access proceeds ultimately payable to the beneficiary. Therefore, the Insured is not eligible for this benefit:
  a) If the Insured is required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
  b) If the Insured is required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

TERMINATION. This rider will terminate at the earliest of:
  1) The termination of the certificate to which this rider is attached.
  2) Upon written request received at the Home Office of the Society. Such request must be accompanied by the certificate for endorsement.

REINSTATEMENT. If the certificate to which this rider is attached is reinstated, the rider will also be reinstated. The lien, if any, that existed at the time of termination and accrued interest thereon from the date of termination to the date of reinstatement will be reinstated along with this rider.



  /s/ J. V. Standaert       MODERN WOODMEN OF AMERICA         /s/ Clyde Schoeck
   NATIONAL SECRETARY      ROCK ISLAND, ILLINOIS 61201           PRESIDENT

BENEFITS PAID UNDER THIS RIDER MAY BE TAXABLE. AS WITH ALL TAX MATTERS, YOU SHOULD CONSULT YOUR PERSONAL TAX ADVISOR TO ASSESS THE IMPACT OF THIS BENEFIT.